Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES
FISCAL YEAR 2006 RESULTS

Tel Aviv, Israel - March 28, 2007- Elbit Medical Imaging Ltd. (NASDAQ: EMITF) ("EMI" or the “Company") today announced its consolidated results for fiscal year 2006.

Consolidated revenues for the year ended December 31, 2006, were NIS 1,420.1 million (US$ 336.1 million) compared to NIS 816.7 million reported last year.

Revenues from hotels operations and management increased to NIS 351.6 million (US$ 83.2 million) as compared to NIS 270.0 million reported last year. This increase is attributable mainly to increase in revenues from the Riverbank Park Plaza Hotel in London which was opened in April, 2005 and increase in the operations of the hotels in the UK and Romania.

Costs and expenses from hotels operations and management increased to NIS 306.3 million (US$72.5 million) compared to NIS 259.3 million reported last year. This increase is attributable mainly to increase in the operations of the hotels segment as mentioned above offset by the improving efficiency in the segment’s expenses.

Revenues from sale of real estate assets and investments, net decreased to NIS 116.4 million (US$ 27.5 million) as compared to NIS 281.7 million reported last year. Fiscal 2006 revenues included mainly purchase price adjustments in respect of the commercial centers sold in 2005 and consummation and delivery of one commercial center to Klepierre as part of Stage B transaction. Fiscal 2005 revenues included (i) sale of 4 commercial centers in Poland (ii) sale of the Shaw hotel in the UK and (iii) purchase price adjustments in respect of the commercial centers sold in 2004.

Revenues from commercial centers operations decreased to NIS 110.9 million (US $26.2 million) as compared to NIS 142.9 million reported last year. This decrease is attributable mainly to non- inclusion of revenues in respect of 4 commercial centers which were sold to Klepierre in July 2005.

Costs and expenses from commercial centers operations decreased to NIS 144.6 million (US$ 34.2 million) compared to NIS 157.6 million reported last year. This decrease is attributable mainly to the decrease in the commercial centers operations as mentioned above which was partially offset by an increase in general and administrative expenses attributed to the commercial center operations. Such increase in general and administrative expenses attributable mainly to the initial implementation (commencing January 1, 2006) of Standard No. 24 of the Israeli Accounting Standard Board ”Share Base Payment” ("Standard 24") which effected by an additional general and administrative expenses of NIS 6.6 million (US$ 1.5 million).

Revenues from sale of medical systems increased to NIS 85.8 million (US$ 20.3 million) compared to NIS 75.7 million reported last year. This increase was mainly due to increase in number of systems sold compared with last year.

Costs and expenses of medical systems operation increased to NIS 72.5 million (US$ 17.1 million) compared to NIS 50.4 million reported last year. This increase is attributable mainly to: (i) share-based payments expenses amounted to NIS 4.7 million (US$ 1.1 million) and increase in sales and marketing activities.

Revenues from realization of investments were NIS 697.4 million (US$ 165 million) as compared to NIS 2.0 million reported last year. Fiscal 2006 revenues includes: (i) Gain from decrease in shareholding of the Company in Plaza Centers N.V. (“PC”) in the amount of NIS 668.0 million (US$158.1 million) as a result of Initial Public Offering of PC’s ordinary shares on the Official List of the London Stock Exchange ("LSE"). The market capitalization of PC at the commencement of dealing on the LSE was £514.3 million (NIS 4,165 million; $ 970 million). (ii) Realization (repayment) of monetary balances of a capital-nature in the amount of NIS 29.4 million (US$ 7.0 million) as a result of refinance loan provided to 3 hotels companies in the UK.

Revenues from other operational income increased to NIS 58 million (US $13.7 million) compared to NIS 44.4 million reported last year. This increase is attributed to increase in retail activities preformed by Mango Israel Clothing and Footwear Ltd (“Mango”) which was initially consolidated in May 2005, offset by decrease in revenues from lease of assets as a result of the sale of the Shaw hotel in December 2005.

Cost and expenses of other operational expenses increased to NIS 70.2 million (US$ 16.6 million) compared to NIS 46.8 million reported last year. This increase was attributable mainly to increase in retail operations of Mango as mentioned above offset by a decrease in expenses of leased assets as well as other initiation expenses.

Research and development expenses, net increased to NIS 62.6 million (US$ 14.8 million) compared to NIS 59.8 million reported last year. This increase is mainly due to (i) share-based payments expenses amounted to NIS 3.8 (US $ 0.9 million) ;(ii) intensive investments in research and development activities by Insightec Ltd in 2006; partly offset by (iii) increase in the participation of the Office of Chief Scientist.

General and administrative expenses increased to NIS 67.2 million (US$ 15.9 million) compared to NIS 36.9 million reported last year. This increase is attributable mainly to share-based payments expenses and bonuses in respect of employees and directors amounted to NIS 23.1 million (US$ 5.5 million) and increase in professional services expenses mainly as a result of implementation of the Sarbanes Oxley act.

Financial expenses, net increased to NIS 129.1 million (US$ 30.6 million) compared to NIS 122.3 million reported last year. The increase is mainly attributable to increase in the scope of loans provided to the company during 2006.

Other expenses decreased to NIS 36.8 million (US$ 8.7 million) compared to NIS 57.1 million reported last year. The other expenses in 2006 are mainly including impairments of real estate assets and investments, and loss from disposition of other fixed assets

Minority interest in results of subsidiaries, net decreased to NIS 9.7 million (US $2.3 million) compared to NIS 73.8 million reported last year. The decrease is due to purchase of the minority shares in Elscint Ltd. at the end of 2005.

Profit from continuing operations for the year ended December 31, 2006, was NIS 525.5 million (US$124.4 million)-compared to NIS 80.5 million reported last year.

Profit from discontinuing operations, net for the year ended December 31, 2006 was NIS 35.6 million (US$ 8.4 million) compared to NIS 5.9 million reported last year. The income is attributable mainly to royalties on patents rendered in Elscint Ltd. and cancel of provisions accrued last year.

Net income for the year ended December 31, 2006 was NIS 561.1 million (US $132.8 million) compared to NIS 85.8 million or NIS 3.94 basic earning per share, reported last year.

Mr. Moredechay Zisser, Chairman of the Board of Directors of the Company stated: “The Company’s management and its employees will endeavor to maintain these excellent results we have presented herein, for future periods. The Company currently concentrates on two major frontiers, namely Central & Eastern Europe as well as Asia, in which it has established a notable advantage over its competitors, and no doubt we shall ripe the fruits of such effort in years to come”.

Mr. Shimon Yitzhaki, the Company’s President commented: “the Company’s cash reserves and capital enable us to exhaust our great potential in our main business activities, in Central & Eastern Europe and in India which we are currently involved in 4 projects.

Mr. Yitzhaki further commented: We have reported earlier this year, on our dividend distribution policy for the coming years, with the view to allow our shareholders to participate in our growing value, and all in accordance with future realization of assets”.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
shimony@elbitimaging.com	kprice@hfgcg.com

Elbit Medical Imaging Ltd
		December 31
	2006	2005 (*)	2006
	Reported	Reported	Reported
			Convenience
			translation
	(in thousand NIS)		US$'000

Current Assets
Cash and cash equivalents	2,150,871	489,344	509,082
Short-term deposits and investments	279,112	240,072	66,062
Trade accounts receivable	51,141	35,404	12,105
Receivables and other debit balances	122,341	76,680	28,956
Inventories	24,710	24,132	5,849
	2,628,175	865,632	622,054

Long-Term Investments and Receivables
Long-term deposits, debentures, loans
and other long-term balances	201,493	62,139	47,691
Investments in investees and other companies	61,680	56,798	14,599
	263,173	118,937	62,290

Real Estate and other Fixed Assets	3,230,620	2,758,465	764,644

Other Assets and Deferred Expenses	24,650	30,476	5,834

Assets Related to Discontinuing Operation	12,483	12,607	2,954

	6,159,101	3,786,117	1,457,776

Current Liabilities
Short-term credits	257,960	460,270	61,056
Suppliers and service providers	107,117	82,013	25,353
Payables and other credit balances	229,000	149,995	54,201
	594,077	692,278	140,610

Long-Term Liabilities	3,270,257	1,902,391	774,025

Liabilities Related to Discontinuing Operation	40,513	62,430	9,589

Convertible Debentures	-	62,159	-

Options of a subsidiary	22,280	1,186	5,274

Minority Interest	630,187	11,449	149,157

Shareholders' Equity	1,601,787	1,054,224	379,121

	6,159,101	3,786,117	1,457,776

(*)Restated due to change in accounting standard

Elbit Medical Imaging Ltd

	Year ended December 31
	2006	2005 (*)	2004	2006
	Reported	Reported	Reported	Reported
				Convenience
				translation
	(in thousand NIS)			US$'000

Revenues
Hotels operations and management	351,610	270,057	218,365	83,221
Sale of real estate assets and investments,net	116,376	281,661	131,921	27,545
Commercial centers operations	110,875	142,957	311,893	26,243
Sale of medical systems	85,824	75,713	44,049	20,313
Realization of investments	697,358	1,958	16,415	165,055
Other operational income	58,035	44,409	13,238	13,736
	1,420,078	816,755	735,881	336,113
Costs and expenses
Commercial centers operations	144,562	157,640	271,392	34,216
Hotels operations and management	306,384	259,293	207,152	72,517
Medical systems operation	72,515	50,374	26,039	17,163
Other operational expenses	70,251	46,793	3,655	16,627
Research and development expenses, net	62,566	59,796	38,158	14,809
General and administrative expenses	67,161	36,939	43,627	15,896
Share in losses of associated companies, net	9,665	12,028	15,968	2,288
Financial expenses, net	129,127	122,321	53,569	30,563
Other expenses	36,836	57,106	51,428	8,719
	899,067	802,290	710,988	212,798

Profit before income taxes	521,011	14,465	24,893	123,315
Income taxes	5,222	7,798	15,804	1,235
Profit after income taxes	515,789	6,667	9,089	122,080
Minority interest in results of subsidiaries, net	9,691	73,795	27,448	2,294
Profit from continuing operation	525,480	80,462	36,537	124,374
Profit from discontinuing operation, net	35,664	5,917	6,810	8,441
Cumulative effect of accounting change at the beginning of the year	-	(622)	-	-

Net income	561,144	85,757	43,347	132,815

(*)Restated due to change in accounting standard

Elbit Medical Imaging Ltd
			Cumulative foreign currency				Loans to employees to acquire	Dividend declared after balance
	Share	Capital	translation	Retained	Gross	Treasury	Company	sheet
	Capital	reserves	adjustments	earnings	Amount	stock	Shares	date	Total
	(In thousand NIS)
Balance -
December 31, 2004 (reported amounts)	33,651	484,218	50,618	259,056	827,543	(162,383)	(15,130)	153,938	803,968
	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-
Net income for the year	-	-	-	85,757	85,757	-	-	-	85,757
Issue of shares to the minority shareholders of Elscint	3,479	288,728	-	-	292,207	-	-	-	292,207
Exercise of warrants	350	15,645	-	-	15,995	-	-	-	15,995
Differences from translation of autonomous foreign entities' financial statements	-	-	23,806	-	23,806	-	-	-	23,806
Dividend paid	-	-	-	-	-	-	-	(153,938)	(153,938)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	6,781	-	6,781
Loans to employees of Elscint in relation to shares issued as part of the merger	-	-	-	-	-	-	(10,112)	-	(10,112)
Employee shares premium	-	573	-	-	573	-	(573)	-	-
Declared dividend in respect of shareholders outside the group, other than employees	-	-	-	(124,160)	(124,160)	-	-	124,160	-
	37,480	789,164	74,424	220,653	1,121,721	(162,383)	(19,034)	124,160	1,064,464
Cumulative effect of accounting change at the beginning of the year	-	-	(6,552)	(3,688)	(10,240)	-	-	-	(10,240)
Balance -	-	-	-	-	-	-	-	-	-
December 31, 2005 (reported amounts)	37,480	789,164	67,872	216,965	1,111,481	(162,383)	(19,034)	124,160	1,054,224

Gain for the period	-	-	-	561,144	561,144	-	-	-	561,144
Exercise of warrents	28	1,105	-	-	1,133	-	-	-	1,133
Differences from translation of autonomous foreign entities' financial statements	-	-	31,553	-	31,553	-	-	-	31,553
Dividend paid	-	-	-	-	-	-	-	(124,160)	(124,160)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	16,970	-	16,970
Sale of treasury stocks	524	23,055			23,579	23,864			47,443
Stock base compensation expenses		13,480			13,480				13,480
Employee shares premium	-	1,789	-	-	1,789	-	(1,789)	-	-
December 31, 2006 (reported amounts)	38,032	828,593	99,425	778,109	1,744,159	(138,519)	(3,853)	-	1,601,787

	Share		Cumulative foreign currency				Loans to employees to acquire	Dividend declared after balance
	Capital	Capital	translation	Retained	Gross	Treasury	Company	sheet
	reserves		adjustments	earnings	Amount	stock	Shares	date	Total
Convenience translation into US$'000
December 31, 2005 (reported amounts)	8,871	186,784	16,064	51,353	263,072	(38,434)	(4,505)	29,387	249,520

Gain for the period	-	-	-	132,815	132,815	-	-	-	132,815
Exercise of warrents	7	261	-	-	268	-	-	-	268
Differences from translation of autonomous foreign entities' financial statements	-	-	7,468	-	7,468	-	-	-	7,468
Dividend paid	-	-	-	-	-	-	-	(29,387)	(29,387)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	4,017	-	4,017
Sale of treasury stocks	124	5,457	-	-	5,581	5,648	-	-	11,229
Stock base compensation expenses	-	3,191	-	-	3,191	-	-	-	3,191
Employee shares premium	-	423	-	-	423	-	(423)	-	-
December 31, 2006 (reported amounts)	9,002	196,116	23,532	184,168	412,818	(32,786)	(911)	-	379,121